Exhibit 99.1

Inspira™ Technologies Announces FDA Listing and Market Readiness of New Product

Ra’anana, Israel, August 22, 2024 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira” or the “Company”), a leader in life-support technology innovation, today announces the U.S. Food and Drug Administration (“FDA”) listing of its medical cart (INSPIRA™ CART) which has been custom designed for use with the INSPIRA™ ART100 system. With this dynamic combination of cutting-edge technology and operational efficiency, Inspira aims to streamline healthcare delivery in a variety of clinical scenarios, transforming the INSPIRA™ ART100 system into a mobile workstation supporting medical personnel in administering medical care quickly.

The INSPIRA™ CART is intended for use by medical professionals in operating rooms in the United States during Cardiopulmonary Bypass procedures. Classified as a Class I Medical Device and 510(K) Exempt under the FDA code for cardiopulmonary bypass accessory equipment, this device’s regulatory status underscores its compliance with safety and efficacy standards, facilitating its entry into the U.S. market.

Dagi Ben-Noon, CEO of Inspira, commented, “We believe that the ongoing progress and pipeline of products of the Company will potentially translate in the future into substantial recognition by strategic partners and investors, with the Company already receiving first order of INSPIRA™ CARTs from Glo-Med Networks, Inc.”

Inspira™ business overview

Inspira aims to reshape the respiratory and life-support landscape. We are developing novel life support-extending technologies with Inspira blood oxygenation and blood monitoring technologies, collectively targeting an estimated combined market opportunity of approximately $59 billion a year.

Inspira is working to deploy the FDA cleared INSPIRA™ ART100 system in leading U.S and Israeli hospitals. The Company’s overall strategy is to generate business development activities with potential partners who are aiming to expand their product portfolio in the industry.

Inspira continues to grow and pioneer the INSPIRA™ ART pipeline, including:

HYLA™ blood sensor- being designed to monitor blood parameters continuously and in real-time.

INSPIRA™ Cardi-ART- a portable unit, derived from the INSPIRA™ ART (Gen 2) product, is being designed to oxygenate the brain to support patients undergoing cardiac arrest.

INSPIRA™ ART (Gen 2)- also known as the INSPIRA™ ART500, will include the Company’s Adaptive Blood Oxygenation technology with the HYLA™ blood sensor, which is being designed to continuously measure the patient’s blood parameters in real-time, delivering needed oxygen volume straight into the blood. By elevating patient oxygen saturation levels in minutes, this technology potentially allows patients to remain awake during treatment and, therefore, may enable patients to be treated in and beyond intensive care units, potentially reducing the need for mechanical ventilation systems that require intubation and medically induced coma.

The Company’s INSPIRA™ ART100 system received FDA 510(k) clearance for Cardiopulmonary Bypass procedures and AMAR certification for Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products, including the INSPIRA™ ART (Gen 2), the INSPIRA™ Cardi-ART portable modular device and HYLA™ blood sensor, are currently being designed and developed, and have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. Thes forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits and uses of its products; its aim for its technology to streamline healthcare delivery in a variety of clinical scenarios; the intended uses of the INSPIRA™ CART; facilitating the INSPIRA™ CART’s entry into the U.S. market; its belief that its ongoing progress with its products will translate in the future into substantial recognition by strategic partners and investors; its vision to reshape the respiratory and life-support landscape; the deployment of the INSPIRA™ ART100 system in leading U.S and Israeli hospitals; and its business strategy. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

Public Relations Manager

Adi Shmueli

Inspira™ Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-110

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